UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the months of
April—May 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-
2(b) : 82-______.)

TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX

EX 99.1 :	Sale of Interests in Gaz de Strasbourg and Gaz de Bordeaux
EX 99.2 :	Results from Gulf of Mexico Exploration Well
EX 99.3 :	Gas Discovery, Timimou Perimeter, Algeria
EX 99.4 :	1st Quarter 2006 Results
EX 99.5 :	2006 General Meeting Report
EX 99.6 :	Zimbo Program, Angola
EX 99.7 :	New Memorandum of Understanding with Saudi Aramco

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 30, 2006	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total Sells Interests in Gaz de Strasbourg and Gaz de Bordeaux (April 26, 2006).

➢	EXHIBIT 99.2:	Total Announces Successful Results from Gulf of Mexico Exploration Well (April 27, 2006).

➢	EXHIBIT 99.3:	Gas Discovery in the Timimoun Perimeter in Algeria (May 3, 2006).

➢	EXHIBIT 99.4:	First Quarter 2006 Results (May 4, 2006).

➢	EXHIBIT 99.5:	2006 General Meeting Report (May 12, 2006).

➢	EXHIBIT 99.6:	Total Launches the Zimbo Program to Support Small Businesses in Angola (May 18, 2006).

➢	EXHIBIT 99.7:	Saudi Aramco and Total sign Memorandum of Understanding for Proposed Jubail Export Refinery (May 21, 2006).